FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 19 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            19 December 2005, 'Unilever Structural Review'

Exhibit 99



              UNILEVER RETAINS AND STRENGTHENS ITS DUAL STRUCTURE


The Board of Unilever today announces the outcome of the final stage of its review of corporate governance and structure. Two previous stages concentrated on its board and leadership structure.

Following a review of its current corporate structure, the Unilever Board concluded that:

  - The current structure, with some important changes, meets the needs of the business for the foreseeable future. It provides fiscal flexibility and does not hinder the operation of the business, decision-making or organisational efficiency, all of which have been substantially strengthened by the changes introduced at this years' AGMs

  - Alternative unitary structures would not today offer compelling benefits

The Board has therefore decided that the NV/PLC structure is well-placed to meet the needs of Unilever's business and the interests of shareholders.

The changes we are proposing will enhance balance sheet and capital structure flexibility and further improve elements of our corporate governance.

Specifically, the Board has decided:

  - To adapt Unilever's constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. This will ensure that Unilever continues to be able to return capital to shareholders and to pay dividends in the most efficient manner

  - To simplify the relationship between our PLC and NV shares by establishing a one-to-one equivalence in their underlying economic value. This will create transparency between the quotations of our various shares and will be achieved by a split of the NV shares and a consolidation of the PLC shares

  - To allow shareholders the right to nominate candidates to the Board, taking into account the need to ensure the unity of management. Unilever already has, in effect, a unified board structure with one Chairman and one Group Chief Executive.

Antony Burgmans, Chairman of Unilever, said:

"We have conducted a thorough and exhaustive review of our corporate structure. The Board has concluded that the present structure will serve our interests best, but with some significant changes made to it. These changes will provide additional and important balance sheet and capital structure flexibility and will further improve elements of our corporate governance.

"Three important principles guided us. First, Unilever's commercial operations should be advanced and not prejudiced by any change. Second, any change should have tangible benefits for shareholders. Lastly, any change should improve transparency and flexibility. Based on these criteria the Board has unanimously decided to strengthen the current structure. This structure has been and still serves as a framework by which we can benefit from the best of many cultures and influences."

The appropriate resolutions to implement the proposed changes will be put before shareholders at the annual general meetings in May 2006.

The review team was led by Chairman Antony Burgmans and included non-executive directors Jeroen van der Veer and David Simon. Professional advice was provided by Rothschild and UBS Investment Bank, together with Michael Pescod of Tricorn Partners and John Studzinski of HSBC. Legal advice was provided by De Brauw Blackstone Westbroek, Slaughter and May, Cravath, Swaine & Moore LLP.

                                    - ends -


Notes to Editors

In May 2004, Unilever's Boards were structured to include a majority of independent non-executive directors.

In May 2005, the governance of Unilever was further revised to replace joint executive Chairmen with a single non-executive Chairman and a single Group Chief Executive.

A conference call and audio webcast will be held today at 10:00 (GMT), 11:00
(CET), 05:00 (ET).

General Public (Listen Only) Numbers:

From the UK or Europe, please call
+44 (0) 1296 311 650 Pin: 649248#

From the US, please call
+1 877 810 2621 or + 1 617 786 1940 Pin: 27268091#


Replay Numbers:

From the UK or Europe, please call
+ 44 (0) 1296 618 700 Pin: 299467#

From the US, please call
+ 1 888 286 8010 or +1 617 801 6888 Pin: 80623209#

We advise that you try to dial in to the conference at least 10 minutes prior to the conference - lines will be open 1 hour before.

The teleconference will be recorded and available immediately for a period of two weeks.

You can access the webcast via www.unilever.com/investorcentre or by clicking on the link:

                    http://events.ctn.co.uk/ec/unilever/133/


Contact numbers:

Unilever Press Office:      +44 (0) 20 7822 6805/6010
                            +31 10 217 4844

Investor Relations:         +44 (0) 20 7822 6048/6830
                            +31 10 217 3859


SAFE HARBOUR STATEMENT: This release may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this release.